Exhibit 99.1

News Release
NYSE, TSX: NTR

November 16, 2021 – all amounts are in US dollars

Nutrien Announces $1.8 Billion of Redemptions and an Offer to

Purchase $300 Million in Aggregate Purchase Price of Debt

SASKATOON, Saskatchewan – Nutrien Ltd. (“Nutrien”), Agrium Inc. (“Agrium”), and Potash Corporation of Saskatchewan Inc. (“PotashCorp”), each wholly-owned subsidiaries of Nutrien (together, the “Company”), today announced the redemption of $1.8 billion of debt securities and the commencement of a cash tender offer to purchase (the “Offer”) their respective debt securities listed in Table I below (collectively, the “Notes”, and each, a “series” of Notes) for an aggregate purchase price of $300 million (excluding accrued and unpaid interest up to, but not including, the Settlement Date (as defined below)) (subject to increase, the “Tender Cap”), at purchase prices determined based on the yield to maturity of the applicable U.S. Treasury reference security specified in Table I below plus the applicable Fixed Spread and subject to the terms and conditions and in accordance with the procedures set forth in the Company’s Offer to Purchase (as defined below).

Table I

Notes Subject to the Offer

Title of Security(1)(2)(3)(4)	Issuer	CUSIP / ISIN Numbers	Principal Amount Outstanding	Acceptance Priority Level	Early Tender Payment(5)	UST Reference Security	Bloomberg Reference Page	Fixed Spread (basis points)

7.800% Debentures due 2027	Agrium	008916 AC2 / US008916AC28	$125,000,000	1	$50	1.125% U.S.T. due October 31, 2026	FIT1	90

7.125% Debentures due 2036	Agrium	008916 AG3 / US008916AG32	$7,089,000	2	$50	1.375% U.S.T. due November 15, 2031	FIT1	129

6.125% Debentures due 2041	Agrium	008916 AJ7 / US008916AJ70	$2,874,000	3	$50	1.750% U.S.T. due August 15, 2041	FIT1	98

5.250% Debentures due 2045	Agrium	008916 AN8 / US008916AN82	$34,450,000	4	$50	2.000% U.S.T. due August 15, 2051	FIT1	105

7.125% Senior Notes due 2036	Nutrien	67077M AP3 / US67077MAP32	$292,911,000	5	$50	1.375% U.S.T. due November 15, 2031	FIT1	129

6.125% Senior Notes due 2041	Nutrien	67077M AQ1 / US67077MAQ15	$497,126,000	6	$50	1.750% U.S.T. due August 15, 2041	FIT1	98

5.250% Senior Notes due 2045	Nutrien	67077M AS7 / US67077MAS70	$465,550,000	7	$50	2.000% U.S.T. due August 15, 2051	FIT1	105

5.875% Notes due 2036	PotashCorp	73755L AD9 / US73755LAD91	$18,848,000	8	$50	1.375% U.S.T. due November 15, 2031	FIT1	132

5.875% Senior Notes due 2036	Nutrien	67077M AF5 / US67077MAF59	$481,152,000	9	$50	1.375% U.S.T. due November 15, 2031	FIT1	132

5.625% Notes due 2040	PotashCorp	73755L AK3 / US73755LAK35	$47,927,000	10	$50	1.750% U.S.T. due August 15, 2041	FIT1	95

5.625% Senior Notes due 2040	Nutrien	67077M AG3 / US67077MAG33	$452,073,000	11	$50	1.750% U.S.T. due August 15, 2041	FIT1	95

(1)

The debentures listed in this table and issued by Agrium are referred to in this press release as follows: 7.800% Debentures due 2027 as the “Agrium 2027 Debentures”, 7.125% Debentures due 2036 as the “Agrium 2036 Debentures”, 6.125% Debentures due 2041 as the “Agrium 2041 Debentures” and 5.250% Debentures due 2045 as the “Agrium 2045 Debentures.”

(2)

The senior notes listed in this table and issued by Nutrien are referred to in this press release as follows: 7.125% Senior Notes due 2036 as the “7.125% Nutrien 2036 Notes”, 6.125% Senior Notes due 2041 as the “Nutrien 2041 Notes”, 5.250% Senior Notes due 2045 as the “Nutrien 2045 Notes”, 5.875% Senior Notes due 2036 as the “5.875% Nutrien 2036 Notes” and 5.625% Senior Notes due 2040 as the “Nutrien 2040 Notes”.

(3)

The notes listed in this table and issued by PotashCorp are referred to in this press release as follows: 5.875% Notes due 2036 as the “PotashCorp 2036 Notes” and 5.625% Notes due 2040 as the “PotashCorp 2040 Notes”.

(4)

The Agrium 2027 Debentures, the 7.125% Nutrien 2036 Notes, the Agrium 2036 Debentures, the PotashCorp 2036 Notes, the 5.875% Nutrien 2036 Notes, the PotashCorp 2040 Notes and the Nutrien 2040 Notes are non-par callable. The Nutrien 2041 Notes and the Agrium 2041 Debentures are par callable, with any required make-whole payment extending through the maturity date. The Nutrien 2045 Notes and the Agrium 2045 Debentures are par callable, with any required make-whole payment extending through the par call date. As such, for purposes of calculating the Tender Offer Yield, the yield will be calculated to (1) the maturity date for the following series of Notes: February 1, 2027 for the Agrium 2027 Debentures, May 23, 2036 for the 7.125% Nutrien 2036 Notes, May 23, 2036 for the Agrium 2036 Debentures, December 1, 2036 for the PotashCorp 2036 Notes, December 1, 2036 for the 5.875% Nutrien 2036 Notes, December 1, 2040 for the PotashCorp 2040 Notes, December 1, 2040 for the Nutrien 2040 Notes, and (2) to the relevant par call date for the following series of Notes: July 15, 2040 for the Nutrien 2041 Notes, July 15, 2040 for the Agrium 2041 Debentures, July 15, 2044 for the Nutrien 2045 Notes and July 15, 2044 for the Agrium 2045 Debentures.

(5)	For each $1,000 principal amount of Notes tendered and not validly withdrawn at or prior to the Early Tender Time and accepted for purchase.

The Offer will expire at 11:59 p.m., New York City time, on December 14, 2021, unless extended or earlier terminated by the Company, with respect to any or all series of Notes (such date and time with respect to the Offer, as the same may be extended or earlier terminated, with respect to any or all series, the “Expiration Time”). Holders must validly tender and not properly withdraw their Notes at or prior to 5:00 p.m., New York City time, on November 30, 2021, unless extended by the Company, with respect to any or all series of Notes (such date and time with respect to the Offer, as the same may be extended, the “Early Tender Time”) in order to be eligible to receive the Full Tender Offer Consideration (as defined below) for the applicable series, which includes an early tender payment of $50 per $1,000 principal amount of Notes (the “Early Tender Payment”). Holders that validly tender their Notes after the Early Tender Time and at or prior to the Expiration Time will not be eligible to receive the Early Tender Payment and will only be eligible to receive the Full Tender Offer Consideration minus the Early Tender Payment (the “Late Tender Offer Consideration”). In each case, Holders that validly tender Notes that are accepted for purchase by the Company will receive accrued and unpaid interest from, and including, the last interest payment date for their tendered Notes to, but not including, the Settlement Date for such Notes, in each case rounded to the nearest cent (“Accrued Interest”). Notes validly tendered may be withdrawn at any time on or prior to 5:00 p.m., New York City time, on November 30, 2021, with respect to any or all series of Notes (such date and time, as the same may be extended, the “Withdrawal Deadline”), unless extended by the Company, but not thereafter. The Depositary Trust Company and any broker, dealer, commercial bank, trust company or other nominee that holds the Notes may have earlier deadlines for tendering Notes pursuant to the Offer than the Early Tender Time or the Expiration Time.

The terms and conditions of the Offer are described in the offer to purchase for cash, dated November 16, 2021 (the “Offer to Purchase”).

Tendered Notes will be accepted in the order of the acceptance priority level for such series (in numerical priority order) as set forth in Table I above, with 1 being the highest acceptance priority level, and based on whether the Notes are tendered at or before the Early Tender Time or after the Early Tender Time, as described in the Offer to Purchase. Notwithstanding the acceptance priority level, if any Notes are purchased in the Offer, Notes tendered at or prior to the Early Tender Time will be accepted for purchase in priority to Notes tendered after the Early Tender Time and at or prior to the Expiration Time. Accordingly, if the Tender Cap is reached in respect of tenders made at or prior to the Early Tender Time, no Notes of any series tendered after the Early Tender Time (regardless of acceptance priority level) will be accepted for purchase, unless the Company increases the Tender Cap. Under certain circumstances, the Company will accept tendered Notes of one or more of the series on a pro rata basis as further described below and in the Offer to Purchase. The Company reserves the right, but is not obligated, to increase the Tender Cap.

The Offer is subject to the satisfaction or waiver of certain conditions specified in the Offer to Purchase.

Under these conditions and as more fully described in the Offer to Purchase, the Company expressly reserves its right, but is not obligated, with respect to any or all series of Notes, to extend the Offer at any time and may amend or terminate the Offer if, before such time as any Notes have been accepted for payment pursuant to the Offer, any condition of the Offer is not satisfied or, where applicable, waived by the Company.

The “Full Tender Offer Consideration” payable for the Notes will be a price per $1,000 principal amount of the Notes equal to an amount that would reflect, as of the date of purchase, a yield (the “Tender Offer Yield”) to the par call date or the maturity date, as applicable of the applicable series of Notes (see footnote 4 to Table I above for further information) equal to the sum of (i) the Reference Yield for the applicable series of Notes, plus (ii) the applicable Fixed Spread as calculated by the joint dealer managers at 11:00 a.m., New York City time, on the first business day after the date of the Early Tender Time (subject to certain exceptions as set forth in the Offer to Purchase). The Early Tender Payment is included in the amount of Full Tender Offer Consideration. See Schedule A to the Offer to Purchase for the formula to be used in determining the Full Tender Offer Consideration for the Notes. The Company will also pay Accrued Interest.

If the Tender Cap is reached in respect of tenders made at or prior to the Early Tender Time, Notes validly tendered at or prior to the Early Tender Time will be subject to acceptance on a prorated basis. If the Tender Cap is not reached in respect of tenders made at or prior to the Early Tender Time, but is reached in respect of tenders made at or prior to the Expiration Time, Notes validly tendered after the Early Tender Time and at or prior to the Expiration Time will be subject to acceptance on a prorated basis.

The “Settlement Date” with respect to the Offer is the date that the Company settles all Notes accepted for purchase, and the Company expects such date to be two business days following the Expiration Time. Assuming the Offer is not extended and all conditions of the Offer have been satisfied or, where applicable, waived by us, we expect that the Settlement Date for the Offer will be December 16, 2021.

Capitalized terms used in this press release and not defined herein have the meanings given to them in the Offer to Purchase.

BMO Capital Markets Corp. and Wells Fargo Securities, LLC are acting as joint dealer managers for the Offer. For additional information regarding the terms of the Offer, please contact: BMO Capital Markets Corp. toll-free at (833) 418-0762 or collect at (212) 702-1840 or Wells Fargo Securities, LLC toll-free at (866) 309-6316 or collect at (704) 410-4756. Requests for the Offer to Purchase may be directed to D.F. King & Co., Inc., which is acting as the Tender Agent and Information Agent for the Offer, at +1(800) 676-7437 (toll-free) or by email at nutrien@dfking.com. The Offer to Purchase can be accessed at the following web address: www.dfking.com/nutrien.

The Redemptions

Concurrent with the Offer, Nutrien also announced that Nutrien, Agrium and PotashCorp, as applicable, have instructed the applicable trustees to issue notices of redemption on November 16, 2021 to redeem (the “Redemptions”) the entire outstanding aggregate principal amount of their respective debt securities listed in Table II below (the “Redemption Notes”) to the relevant holders of the Redemption Notes. The entire outstanding aggregate principal amount of each series of Redemption Notes will be redeemed on December 16, 2021 at the applicable make-whole price, plus interest, to the relevant redemption date, in each case as outlined in the respective indenture and notes. The obligations of Nutrien, Agrium and PotashCorp to redeem their respective series of Redemption Notes is not conditioned on the consummation of the Offer.

Table II

Redemption Notes

Title of Security	Issuer	CUSIP / ISIN Numbers	Principal Amount Outstanding

3.500% Senior Notes due 2023	Nutrien	67077M AK4 / US67077MAK45	$492,071,000

3.500% Debentures due 2023	Agrium	008916 AL2 / US008916AL27	$7,929,000

3.625% Senior Notes due 2024	Nutrien	67077M AC2 / US67077MAC29	$707,940,000

3.625% Notes due 2024	PotashCorp	73755L AL1 / US73755LAL18	$42,060,000

3.375% Senior Notes due 2025	Nutrien	67077M AL2 / US67077MAL28	$533,912,000

3.375% Debentures due 2025	Agrium	008916 AP3 / US008916AP31	$16,088,000

Advisory

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER OR SOLICITATION TO PURCHASE NOTES. THE OFFER IS BEING MADE SOLELY PURSUANT TO THE OFFER TO PURCHASE, WHICH SETS FORTH THE COMPLETE TERMS OF THE OFFER THAT HOLDERS OF THE NOTES SHOULD CAREFULLY READ PRIOR TO MAKING ANY DECISION. THIS PRESS RELEASE AND THE OFFER TO PURCHASE NOR ANYTHING CONTAINED HEREIN OR THEREIN IS A NOTICE OF REDEMPTION FOR THE MAKE-WHOLE REDEMPTION NOTES.

THE OFFER TO PURCHASE DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO PURCHASE NOTES IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION UNDER APPLICABLE SECURITIES OR BLUE SKY LAWS. IN ANY JURISDICTION IN WHICH THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER WILL BE DEEMED TO BE MADE ON BEHALF OF THE COMPANY BY ONE OR MORE OF THE JOINT DEALER MANAGERS, IF ANY OF THE JOINT DEALER MANAGERS ARE LICENSED BROKERS OR DEALERS UNDER THE LAWS OF SUCH JURISDICTION, OR BY ONE OR MORE REGISTERED BROKERS OR DEALERS THAT ARE LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute approximately 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as ““anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to the principal amount of debt securities of any series to be purchased in the Offer and the Redemptions and the timing of the Settlement Date. Forward-looking statements in this press release are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. The key risks and uncertainties are set forth in the Offer to Purchase, in the relevant documents incorporated by reference in the Offer to Purchase, and in Nutrien reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission. As such, undue reliance should not be placed on these forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor Relations:

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

investors@nutrien.com

Tim Mizuno

Director, Investor Relations

(306) 933-8548

Media Relations:

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com